UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLCANO CORPORATION

(Name of Subject Company)

VOLCANO CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928645100

(CUSIP Number of Class of Securities)

R. Scott Huennekens

President and Chief Executive Officer

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 228-4728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 16, 2014, Volcano Corporation (“Volcano”) and Royal Philips (“Philips”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Clearwater Merger Sub, Inc., an indirect, wholly owned subsidiary of Philips (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Volcano common stock, including any associated rights to purchase capital stock issued pursuant to the Volcano’s rights agreement, for $18.00 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Volcano (the “Merger”), with Volcano surviving as an indirect, wholly owned subsidiary of Philips.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Volcano employee FAQs, first used on December 17, 2014.

(ii)	Form of letter to certain customers of Volcano, first sent on December 17, 2014.

(iii)	Form of letter to certain suppliers of Volcano, first sent on December 17, 2014.

(iv)	Form of letter to certain physician leaders within the interventional cardiology community, first sent on December 17, 2014.

(v)	Volcano employee town hall script, first used on December 17, 2014.

(vi)	Volcano employee presentation, first used on December 17, 2014.

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Volcano Employee FAQ

1.	What was announced?

•	We announced that Philips and Volcano have entered into a definitive merger agreement under which we anticipate that Philips will acquire Volcano following the conclusion of a cash tender offer to purchase Volcano’s common stock for $18.00 per share in cash, for a total equity purchase price of approximately USD 1 billion (approximately EUR 800 million), and a total transaction value of USD 1.2 billion (approximately EUR 1 billion), inclusive of cash and debt.

•	Upon completion of the transaction, Volcano will become a part of a dedicated, image-guided therapy (“IGT”) business group within Philips.

2.	Who is Philips?

•	Philips is a global health and well-being company, focused on improving people’s lives through meaningful innovation Headquartered in Amsterdam the Netherlands, Philips employs approximately 115,000 employees with sales and services in more than 100 countries.

•	Philips has a rich portfolio of interventional imaging equipment, navigation tools, and services, and a sizeable global customer base, including each of the top 50 U.S. Heart Surgery and Cardiology hospitals. In fact, one in every three interventional X-ray systems sold globally is a Philips system.

3.	What are the benefits of this transaction for Volcano employees?

•	Today’s announcement is about growth and positioning Volcano at the forefront of the global IGT industry.

•	This transaction will deliver significant and immediate cash value for our shareholders, as well as important benefits for our customers, partners and employees.

•	As part of the Philips family, we will have the scale to capitalize on the large and growing global market for IGTs and gain important resources to accelerate our goals of improving patient outcomes on a global basis, lowering cost and delivering innovative diagnostics and therapies.

•	Our shared expertise in the IGT market will allow us to further globalize our leading IVUS and FFR product offerings and continue to innovate as we enter new product areas. In short, Philips truly is an ideal fit for Volcano and provides our employees with the enhanced resources to support our customers and the added benefits of being a part of a larger organization.

•	Being a part of the greater Philips family will also offer expanded growth and career development opportunities for many Volcano employees.

4.	Where will the company be headquartered and who will lead it?

•	Upon completion of the transaction, Volcano will become a part of a dedicated, image-guided therapy business group within Philips, a health and well-being company headquartered in the Netherlands.

•	As a part of Philips, Volcano will report into the IGT business unit. The IGT business is led by Bert van Meurs, a health care industry veteran with a proven track record in the image-guided therapy market. Bert reports directly to Frans van Houten the President and CEO of Philips.

•	Volcano’s current management team is committed to focusing all of our energy towards completing the transaction expeditiously and supporting successful integration planning.

5.	When will the transaction be completed

•	We expect the transaction to close during the first quarter of 2015, subject to customary closing conditions and regulatory approvals.

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6.	What can employees expect between now and closing?

•	In the interim, we will continue to operate as an independent company and it will remain business as usual at Volcano.

•	This announcement will have no impact on our day-to-day operations and we ask that you stay focused on our daily responsibilities.

7.	Will there be any layoffs as a result of the combination?

•	Upon completion of the transaction, Volcano’s employees will become a part of a dedicated, image-guided therapy business group within Philips.

•	During the months to come and as a part of the integration planning process, there will be a review of the combined workforce to assess how best to align resources and capabilities with the new size and scope of the combined business.

•	We have only just begun to work through transition and integration planning so it is too early to speculate on the details regarding any individual positions.

•	Volcano employee can expect fair, responsible and timely communication regarding any changes.

Philips does recognize the important role Volcano’s employees play in the success of our company, and ultimately, we believe that as part of a larger company this transaction will provide many Volcano employee expanded opportunities for career growth and advancement.

8.	Will there be any changes to employee compensation, benefits and plans?

•	For a period of one (1) year following close, Volcano employees who continue to be employed following the transaction will continue to receive base salary and base wages, short-term cash bonus opportunities, commission opportunities and health and welfare benefits substantially comparable in the aggregate to those they received prior to the transaction.

•	Volcano employees who have any accrued but unused personal, sick or vacation time pursuant to Volcano company policy will be permitted to carry over and continue to use such accrued time after the close of the transaction.

•	We are still in the early stages of the integration planning process; we will keep you informed as further details regarding the benefits transition and Philips’ benefit programs become available.

9.	Will we be receiving our salary increases, bonuses and equity awards on our normal schedule prior to the close of the transaction?

•	Volcano will continue to operate as a separate, independent company prior to the closing of the transaction, and we will generally continue our normal business activities, including payout of bonuses in accordance with our 2014 short-term incentive plan.

•	Volcano will not be making any further equity grants of Volcano stock during the period between sign and close per the terms of the merger agreement with Philips.

•	We will keep you informed with respect to salary increases.

10.	What are the integration plans? Which Volcano locations will Philips maintain?

•	We are still in the early stages of the integration-planning process. We will soon be establishing a team comprised of members from both companies to begin the integration planning process and plan for the best path forward.

•	Bringing these companies together will require a thoughtful integration plan to ensure a smooth transition. More details to come.

11.	How will this combination affect our relationships with physicians and their patients?

•	Today’s announcement is not expected to have any impact on our business relationships, except to further improve our ability to meet their needs over time.

4.

•	As part of the Philips family, we will have the scale to capitalize on the large and growing global market for IGTs and gain important resources to accelerate our goals of improving patient outcomes on a global basis, lowering cost, and delivering innovative diagnostics and therapies.

•	We expect a seamless transition for our customers and the patients they serve, and until the transaction closes, it is business as usual.

•	It is essential that we all stay focused on delivering the same outstanding service and products our physician customers and patients have come to expect from us.

12.	What should I say if I’m asked about this transaction?

•	It is likely that today’s announcement will generate increased interest in Volcano and it is important we speak with one voice on this matter.

•	If you receive any inquiries from interested parties, please immediately forward them to Jacquie Keller.

•	For customers, please share our belief that this transaction will deliver significant and important benefits.

•	As part of the Philips family, we will have the scale to capitalize on the large and growing global market for IGTs and gain important resources to accelerate our goals of improving patient outcomes on a global basis, lowering cost and delivering innovative diagnostics and therapies.

•	Our shared expertise in the IGT market will allow us to further globalize our leading IVUS and FFR product offerings and continue to innovate as we enter new product areas.

13.	What happens to my Volcano stock, including stock I may acquire under the ESPP?

•	Pursuant to the agreement, Philips will commence a tender offer to acquire all of the issued and outstanding shares of Volcano for $18.00 per share in cash. You may elect to participate in the tender offer with respect to any shares of Volcano stock that you hold. You will separately receive communications regarding the terms of the tender offer along with Volcano’s other shareholders.

•	If the tender offer is successfully completed and the other conditions to the merger are satisfied, the merger will be effected in accordance with Delaware law and you will receive $18.00 per share in cash in exchange for your Volcano stock (including any shares purchased through the ESPP on its final purchase date), which is the same amount of consideration per share that you would have received had you tendered your shares in the tender offer (subject to your right to pursue appraisal under Delaware law). Therefore, if the merger takes place (and you do not exercise and perfect statutory appraisal rights), the only difference between tendering and not tendering your Volcano stock in the tender offer is that you will be paid earlier if you tender your stock.

•	Once the tender offer is complete, and the transaction is completed, Volcano will no longer trade on the NASDAQ.

14.	How does this transaction impact the Volcano stock/options I’ve received in the past?

•	As of close of the transaction, all then outstanding unvested stock options will accelerate and become fully vested.

•	If your stock option has an exercise price less than $18.00 per share and remains outstanding and unexercised as of the closing, it will be cancelled at the closing and converted into your right to receive a cash payment equal to the $18.00 less the exercise price of the option, multiplied by the number of shares subject to the option. You will receive this cash payment, subject to applicable withholding taxes, no later than the second payroll period following the closing.

•	If your stock option has an exercise price of $18.00 or more per share and remains outstanding and unexercised as of the closing, it will be cancelled at the closing and you will not receive any consideration or payment for such cancelled option.

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15.	How does this transaction impact the Volcano restricted stock units (RSUs) I’ve received in the past?

•	As of close of the transaction, all then outstanding unvested RSUs which would otherwise vest solely on the basis of your provision of continued services to Volcano will accelerate and become fully vested.

•	In lieu of an issuance of shares in settlement of your RSUs that accelerate vesting at the closing, such RSUs will be cancelled at the closing and converted into your right to receive a cash payment equal to $18.00 multiplied by the number of shares subject to the RSUs. You will receive this cash payment, subject to applicable withholding taxes, no later than the second payroll period following the closing.

16.	How does this transaction impact my Volcano 2014 performance restricted stock units (PRSUs) granted to me under the Volcano 2014 Long-Term Incentive Plan?

•	As of close of the transaction, all outstanding 2014 PRSUs will accelerate vesting with respect to the target number of shares subject to the 2014 PRSUs.

•	In lieu of an issuance of shares in settlement of the target number of PRSUs that accelerate vesting at the closing, your 2014 PRSU will be cancelled in its entirety at the closing and converted into the right to receive a cash payment equal to the $18.00 multiplied by the target number of shares subject to the 2014 PRSUs. You will receive this cash payment, subject to applicable withholding taxes, no later than the second payroll period following the closing.

•	Except as described above, you will not receive any other payment or consideration for cancellation of your 2014 PRSUs.

17.	Will the Volcano Employee Stock Purchase Plan (“ESPP”) be terminated in connection with the transaction?

•	Yes. The ESPP will be terminated immediately prior to and contingent on the closing of the tender offer. No new offerings will commence under the ESPP between sign and close.

•	However, the ongoing ESPP offering that commenced on September 1, 2014 and which is scheduled to end on February 27, 2015 (the “Current ESPP Offering”) will continue in effect in accordance with its existing terms, and the final purchase of shares under the ESPP will occur on February 27, 2015 (the “Scheduled Purchase Date”), provided, however, that the final purchase date will occur on an earlier date as described below in Question 18 if the closing occurs prior to the Scheduled Purchase Date.

18.	What will happen to my participation in the Current ESPP Offering?

•	If the Scheduled Purchase Date occurs prior to the closing, the final purchase of ESPP shares under the Current ESPP Offering will occur on the Scheduled Purchase Date as contemplated under the terms of the Current ESPP Offering at a per share purchase price equal to the lower of (a) $10.49 (which is 85% of the closing price of Volcano common stock on September 2, 2014) and (b) 85% of the closing price of Volcano common stock on the Scheduled Purchase Date.

•	If the closing occurs prior to the Scheduled Purchase Date, Volcano will schedule an earlier purchase date for the Current ESPP Offering within ten (10) business days prior to the offer acceptance date (the “Special Purchase Date”) and will apply all of your accumulated payroll deductions to the purchase of shares of Volcano common stock at a per share purchase price equal to the lower of (a) $10.49 (which is 85% of the closing price of Volcano common stock on September 2, 2014) and (b) 85% of the closing price of Volcano common stock on the Special Purchase Date.

6.

•	Any of your payroll amounts withheld under the ESPP that are not used as part of the final purchase under the Current ESPP Offering (e.g., due to applicable share purchase limits) will be refunded to you without interest promptly following the final purchase.

19.	Can I increase my ESPP payroll reduction rate before the final purchase?

•	No. The terms of the Current ESPP Offering do not permit you to increase your payroll deduction rate prior to the final purchase.

20.	Can I trade Volcano stock during open periods prior to the closing of the transaction?

•	Yes. Trading in Volcano stock will continue to be subject to our Insider Trading Compliance Policy and applicable law.

•	As a reminder, (i) you are not allowed to trade when in possession of material, non-public information, (ii) trades can only occur during open window periods (the window is currently open), and (iii) all trades must be pre-cleared through our online system.

21.	Are there any restrictions on trading in Philips stock prior to the closing of the transaction?

•	While our Insider Trading Compliance Policy does not require pre-trade clearance for securities of other companies, you may not trade in Philips or any other company while in possession of material non-public information. If you are in possession of material non-public information about Volcano, you should not trade in the securities of either Philips or Volcano.

22.	I’m a shareholder, will there be a vote to approve the transaction?

•	No. If the tender offer is successfully completed and the other conditions to the merger are satisfied, the merger will be effected without a vote of Volcano’s stockholders, in accordance with Delaware law.

23.	Who can I contact if I have more questions?

•	As we move through this process, we will do our best to keep you informed and communicate clearly and in a timely fashion. We know you will have lot of questions and will do our best to provide details and answers as we work through the integration process and decisions are made.

•	We are currently setting up several conference calls, in-person town hall visits and developing resources to ensure you have information and we encourage you to participate in these meetings.

•	In addition, if you have any questions, please feel free to send your questions via email to employee.communications@volcanocorp.com. Your manager and human resources partner will also be available to answer questions.

Forward-looking statements

This communication may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding Volcano, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,”

7.

“continues” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties regarding the two companies’ ability to successfully market both new and existing products; (iii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iv) uncertainties as to the timing of the tender offer and merger; (v) uncertainties as to how many of Volcano’s stockholders will tender their stock in the tender offer; (vi) the possibility that competing offers will be made; (vii) the failure to complete the tender offer or the merger in the timeframe expected by the parties or at all; (viii) the outcome of legal proceedings that may be instituted against Volcano and/or others relating to the Transactions; (ix) Volcano’s ability to maintain relationships with employees, customers, or suppliers; (x) domestic and global economic and business conditions; (xi) developments within the euro zone; (xii) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xiii) legal claims; (xiv) changes in exchange and interest rates; (xv) changes in tax rates, raw materials and employee costs; (xvi) the ability to successfully exit certain businesses or restructure the operations; (xvii) the rate of technological changes; (xviii) political, economic and other developments in countries where Philips operates; (xix) industry consolidation and competition; and (xx) other risk factors described in Volcano’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”). Any forward-looking statements in this communication are based upon information known to Philips on the date of this announcement. Neither Philips nor Volcano undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Volcano or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Volcano. The offer to purchase shares of Volcano common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Clearwater Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by Volcano. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

8.

December 17, 2014

Dear Valued Customer,

I am pleased to share with you some exciting news. Volcano has reached an agreement to be acquired by Philips. Upon completion of the transaction, Volcano will be part of a dedicated, image-guided therapy (IGT) business group within Philips.

As you may know, Philips is a leading health and well-being company headquartered in the Netherlands with a rich history of innovation for over 100 years. Over the past few years, Philips has built a leading IGT business through strategic investments in R&D, partnerships and technology licenses. Today, Philips has a rich portfolio of interventional imaging equipment, navigation tools and services, non-invasive and transesophageal echo ultrasound, and a sizeable global customer base, including each of the top 50 U.S. Heart Surgery and Cardiology hospitals. In fact, one in every three interventional X-ray systems sold globally is a Philips system.

Combined, Philips and Volcano will be a global leader in IGT, with strong offerings to support the existing interventional cardiology market and the expanding markets of interventional structural heart, electrophysiology and peripheral. This combination represents a new chapter of growth and development for Volcano and we are excited about partnering with the Philips team to deliver even greater value to you, our customers. As part of the Philips family, we will gain scale and resources to accelerate our goals of improving patient outcomes on a global basis, lowering costs and delivering innovative diagnostics and therapies. The combination will allow us to build on our shared expertise in the IGT market and technologies to further globalize our leading IVUS and FFR product offerings, growing peripheral therapy products and deliver new improved solutions in coronary and peripheral indications.

We expect the transaction to close in the first quarter of 2015. Until then, we will continue to operate as an independent company and there will be no changes to your relationship with Volcano. Our chief priority is to continue providing the same high level of service that you have come to expect from Volcano. Your day-to-day Volcano contacts will remain the same, and we expect a seamless transition to Philips once the transaction is completed.

We look forward to continuing our relationship with you. We have attached a copy of the press release for your reference, and will keep you informed of any important developments. As always, if you have any questions, please reach out to your Volcano contact.

We are excited by the possibilities the combination of Philips and Volcano will create for our customers, your patients, and our employees. I look forward to sharing more information in the coming months.

Sincerely,

Scott Huennekens

President & CEO

Volcano Corporation

9.

Forward-looking statements

This communication may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding Volcano, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties regarding the two companies’ ability to successfully market both new and existing products; (iii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iv) uncertainties as to the timing of the tender offer and merger; (v) uncertainties as to how many of Volcano’s stockholders will tender their stock in the tender offer; (vi) the possibility that competing offers will be made; (vii) the failure to complete the tender offer or the merger in the timeframe expected by the parties or at all; (viii) the outcome of legal proceedings that may be instituted against Volcano and/or others relating to the Transactions; (ix) Volcano’s ability to maintain relationships with employees, customers, or suppliers; (x) domestic and global economic and business conditions; (xi) developments within the euro zone; (xii) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xiii) legal claims; (xiv) changes in exchange and interest rates; (xv) changes in tax rates, raw materials and employee costs; (xvi) the ability to successfully exit certain businesses or restructure the operations; (xvii) the rate of technological changes; (xviii) political, economic and other developments in countries where Philips operates; (xix) industry consolidation and competition; and (xx) other risk factors described in Volcano’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”). Any forward-looking statements in this communication are based upon information known to Philips on the date of this announcement. Neither Philips nor Volcano undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Volcano or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Volcano. The offer to purchase shares of Volcano common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Clearwater Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by Volcano. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

10.

December 17, 2014

Dear Valued Business Partner,

I am pleased to share with you some exciting news. Volcano has reached an agreement to be acquired by Philips. Upon completion of the transaction, Volcano will be part of a dedicated, image-guided therapy (IGT) business group within Philips.

As you may know, Philips is a leading health and well-being company headquartered in the Netherlands with a rich history of innovation for over 100 years. Over the past few years, Philips has built a leading IGT business through strategic investments in R&D, partnerships and technology licenses. Today, Philips has a rich portfolio of interventional imaging equipment, navigation tools and services, non-invasive and transesophageal echo ultrasound, and a sizeable global customer base, including each of the top 50 U.S. Heart Surgery and Cardiology hospitals. In fact, one in every three interventional X-ray systems sold globally is a Philips system.

Combined, Philips and Volcano will be a global leader in IGT with strong offerings to support the existing interventional cardiology market and the expanding markets of interventional structural heart, electrophysiology and peripheral. This combination represents a new chapter of growth and development for Volcano and we are excited about partnering with the Philips team to deliver even greater value to our customers and the patients they serve. As part of the Philips family, we will gain scale and resources to accelerate our goals of improving patient outcomes on a global basis, lowering costs and delivering innovative diagnostics and therapies. Furthermore, the combination will allow us to build on our shared expertise in the IGT market and technologies to further globalize our leading IVUS and FFR product offerings, growing peripheral therapy products and deliver new improved solutions in coronary and peripheral indications.

We expect the transaction to close in the first quarter of 2015. Until then, we will continue to operate as an independent company and there will be no changes to your relationship with Volcano. Your day-to-day Volcano contacts will remain the same, and we expect a seamless transition to Philips once the transaction is completed.

We look forward to continuing our relationship with you, and the additional opportunities this transaction will provide. We have attached a copy of the press release for your reference, and will keep you informed of any important developments. As always, if you have any questions, please reach out to your Volcano contact.

We are excited by the possibilities the combination of Philips and Volcano will create for all of our stakeholders, and we look forward to continuing to work with you as we take the next steps toward an exciting future.

Sincerely,

Scott Huennekens

President & CEO

Volcano Corporation

11.

Forward-looking statements

This communication may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding Volcano, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties regarding the two companies’ ability to successfully market both new and existing products; (iii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iv) uncertainties as to the timing of the tender offer and merger; (v) uncertainties as to how many of Volcano’s stockholders will tender their stock in the tender offer; (vi) the possibility that competing offers will be made; (vii) the failure to complete the tender offer or the merger in the timeframe expected by the parties or at all; (viii) the outcome of legal proceedings that may be instituted against Volcano and/or others relating to the Transactions; (ix) Volcano’s ability to maintain relationships with employees, customers, or suppliers; (x) domestic and global economic and business conditions; (xi) developments within the euro zone; (xii) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xiii) legal claims; (xiv) changes in exchange and interest rates; (xv) changes in tax rates, raw materials and employee costs; (xvi) the ability to successfully exit certain businesses or restructure the operations; (xvii) the rate of technological changes; (xviii) political, economic and other developments in countries where Philips operates; (xix) industry consolidation and competition; and (xx) other risk factors described in Volcano’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”). Any forward-looking statements in this communication are based upon information known to Philips on the date of this announcement. Neither Philips nor Volcano undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Volcano or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Volcano. The offer to purchase shares of Volcano common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Clearwater Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by Volcano. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

12.

December 17, 2014

Dear Key Opinion Leader,

As an important voice within our industry, I am pleased to share with you some exciting news. Volcano has reached an agreement to be acquired by Philips. Upon completion of the transaction, Volcano will be part of a dedicated, image-guided therapy (IGT) business group within Philips.

As you may know, Philips is a leading health and well-being company headquartered in the Netherlands with a rich history of innovation for over 100 years. Over the past few years, Philips has built a leading IGT business through strategic investments in R&D, partnerships and technology licenses. Today, Philips has a rich portfolio of interventional imaging equipment, navigation tools and services, non-invasive and transesophageal echo ultrasound, and a sizeable global customer base, including each of the top 50 U.S. Heart Surgery and Cardiology hospitals. In fact, one in every three interventional X-ray systems sold globally is a Philips system.

Combined, Philips and Volcano will be a global leader in IGT with strong offerings to support the existing interventional cardiology market and the expanding markets of interventional structural heart, electrophysiology and peripheral. This combination represents a new chapter of growth and development for Volcano and we are excited about partnering with the Philips team to deliver even greater value to our customers and the patients they serve. As part of the Philips family, we will gain scale and resources to accelerate our goals of improving patient outcomes on a global basis, lowering costs and delivering innovative diagnostics and therapies. Furthermore, the combination will allow us to build on our shared expertise in the IGT market and technologies to further globalize our leading IVUS and FFR product offerings, growing peripheral therapy products and deliver new improved solutions in coronary and peripheral indications.

We expect the transaction to close in the first quarter of 2015. Until then, we will continue to operate as an independent company and it is business as usual at Volcano. Our chief priority is to continue providing the same high level of service that our customers and their patients have come to expect from us. We expect a seamless transition to Philips once the transaction is completed.

We value our relationship with you, and will keep you informed of any important developments.

We are excited by the possibilities the combination of Philips and Volcano will create for our customers, their patients, and our employees. I look forward to sharing more information in the coming months.

Sincerely,

Scott Huennekens

President & CEO

Volcano Corporation

13.

Forward-looking statements

This communication may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding Volcano, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties regarding the two companies’ ability to successfully market both new and existing products; (iii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iv) uncertainties as to the timing of the tender offer and merger; (v) uncertainties as to how many of Volcano’s stockholders will tender their stock in the tender offer; (vi) the possibility that competing offers will be made; (vii) the failure to complete the tender offer or the merger in the timeframe expected by the parties or at all; (viii) the outcome of legal proceedings that may be instituted against Volcano and/or others relating to the Transactions; (ix) Volcano’s ability to maintain relationships with employees, customers, or suppliers; (x) domestic and global economic and business conditions; (xi) developments within the euro zone; (xii) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xiii) legal claims; (xiv) changes in exchange and interest rates; (xv) changes in tax rates, raw materials and employee costs; (xvi) the ability to successfully exit certain businesses or restructure the operations; (xvii) the rate of technological changes; (xviii) political, economic and other developments in countries where Philips operates; (xix) industry consolidation and competition; and (xx) other risk factors described in Volcano’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”). Any forward-looking statements in this communication are based upon information known to Philips on the date of this announcement. Neither Philips nor Volcano undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Volcano or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Volcano. The offer to purchase shares of Volcano common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Clearwater Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by Volcano. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

14.

Volcano Employee Town Hall Script

Slide 1 / Introduction

•	Thank you all for joining me.

•	As you all have seen by now, we announced late last night Pacific Time that Philips and Volcano have entered into a definitive merger agreement under which Philips will acquire Volcano.

•	We are very excited about this transaction and believe it will deliver significant and immediate cash value to our shareholders, in addition to providing significant benefits for our customers, partners and employees.

•	Today I’d like to walk you all through some of the details of the transaction and why the Volcano Board and management team think this combination is a perfect fit for Volcano.

Slides 2 & 3 / Legal Legends

•	Before we get to the presentation, these first two slides include some required legal language regarding the use of forward looking statements and information about the tender offer.

Slide 4 / Transaction Terms

•	With that, let me quickly review the transaction terms.

•	As part of the merger agreement, Philips will commence a tender offer to acquire all of Volcano’s issued and outstanding shares for $18.00 per share in cash, which works out to a total equity purchase price of approximately $1.0 billion.

•	What this means in plain English is that all holders of Volcano stock have the option to exchange their shares for $18.00 per share in cash, to be paid by Philips. A tender offer is a fairly typical way that acquisitions of this type are carried out.

•	The tender offer is scheduled to commence by December 30, 2014, and the transaction is expected to close in the first quarter of 2015.

•	Upon completion of the transaction, Volcano will become a part of a dedicated, IGT business group within Philips, combining our leading IP and products with Philips global scale and resources.

•	We believe that this combination will create a global leader in IGT.

15.

Slide 5-20 / About Philips

•	I know many of you are already familiar with Philips, but let me provide a few points about the company and what this means for the future of Volcano.

•	Headquartered in Amsterdam, Philips is a global health and well-being company, focused on improving people’s lives through meaningful innovation.

•	Philips employs approximately 115,000 employees with sales and services in more than 100 countries.

•	Over the past few years, Philips has built a leading IGT business through strategic investments in R&D, partnerships and technology licenses.

•	Today, Philips has a rich portfolio of interventional imaging equipment, navigation tools and services, non-invasive and esophageal ultrasound, and a sizeable global customer base, including each of the top 50 U.S. Heart Surgery and Cardiology hospitals.

•	In fact, one in every three interventional X-ray systems sold globally is a Philips system.

•	As you know, we have worked closely with the Philips IGT group for more than five years now, and have gained a strong admiration for their technology leadership, people, culture, values, and company.

•	We estimate that over 2,000 of our current systems are used along with Philips systems at Volcano customers around the world.

•	That shared experience and mutually beneficial relationship is part of the reason why I am so excited about this transaction.

Slide 21 / What This Means for Employees

•	I’m sure the question many of you would like to ask is “how does this affect me”? So, I’d like to talk a little bit about what this will mean for our 1,800 employees.

•	First of all, this transaction is about growth, and positioning the combined Philips and Volcano IGT business at the forefront of the global IGT industry.

•	Second, we believe that, as part of a larger company, this transaction will provide many Volcano employees expanded opportunities for career growth and advancement.

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•	I can assure you that Philips recognizes the important role Volcano’s employees play in the success of our company, and ultimately, we believe that this is a positive development for all our employees.

•	Third, as part of the Philips family, we will gain critical scale to capitalize on the large and growing global IGT market, which will help us accelerate our goals of improving patient outcomes on a global basis, lowering cost, and delivering innovative diagnostics and therapies.

•	And finally, together with Philips, we’ll have strong offerings to support the existing interventional cardiology market and the expanding markets of interventional structural heart, electrophysiology and peripheral.

•	And, we will be strongly positioned to further globalize our leading IVUS and FFR product offerings, growing peripheral therapy products and deliver new improved solutions in coronary and peripheral indications.

•	So, to summarize again, we believe this combination will be an ideal fit for Volcano and a great outcome for all of our stakeholders, including all of you on the Volcano team.

Slide 22 / Next Steps

•	As I mentioned, we expect the transaction to close in the first quarter of 2015.

•	Until then, Volcano will continue to operate as an independent company.

•	That means that it remains business as usual at Volcano and we all need to stay focused on our daily responsibilities.

•	Our chief priority is to continue providing the same high level of service that our customers and their patients have come to expect from us.

•	I also want to remind you that, during this period, there may be increased attention on our company from the media or other outside parties.

•	It’s important that only designated company executives or spokespeople speak publicly or communicate externally about this transaction on the company’s behalf. Consistent with our existing policies, please be sure that you and your teams refer any inquiries from interested parties to Jacquie Keller.

•	At the same time, we’re committed to keeping all of you informed as this transaction moves forward.

17.

•	Although we don’t have all of the answers yet and are still in the very early stages of this process, we are scheduling a number of conference calls in the next 24 hours, in person Town Hall meetings like this one, and site visits, as well as developing resources where you can learn more information about this exciting announcement.

•	Please be sure to check the PULSE website for FAQs and other information that we will be making available.

Q&A

•	Before I conclude this meeting, I’d like to give you an opportunity to ask any questions you may have…

Closing

•	This is a significant development in our history and I’d like to take this opportunity to express how proud I am of what you all have accomplished here.

•	It’s because of your extraordinary efforts that we are announcing this exciting transaction.

•	So thank you, and go go go!

18.

Forward-looking statements

This communication may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding Volcano, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties regarding the two companies’ ability to successfully market both new and existing products; (iii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iv) uncertainties as to the timing of the tender offer and merger; (v) uncertainties as to how many of Volcano’s stockholders will tender their stock in the tender offer; (vi) the possibility that competing offers will be made; (vii) the failure to complete the tender offer or the merger in the timeframe expected by the parties or at all; (viii) the outcome of legal proceedings that may be instituted against Volcano and/or others relating to the Transactions; (ix) Volcano’s ability to maintain relationships with employees, customers, or suppliers; (x) domestic and global economic and business conditions; (xi) developments within the euro zone; (xii) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xiii) legal claims; (xiv) changes in exchange and interest rates; (xv) changes in tax rates, raw materials and employee costs; (xvi) the ability to successfully exit certain businesses or restructure the operations; (xvii) the rate of technological changes; (xviii) political, economic and other developments in countries where Philips operates; (xix) industry consolidation and competition; and (xx) other risk factors described in Volcano’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”). Any forward-looking statements in this communication are based upon information known to Philips on the date of this announcement. Neither Philips nor Volcano undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Volcano or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Volcano. The offer to purchase shares of Volcano common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Clearwater Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by Volcano. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

19.